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08000508

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

28 January 2008

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965



Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,



Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

dlw 1/31

Summary of the Shareholding statement relating to Mobistar

In accordance with the applicable regulations, the shareholding statement was made by a certain shareholder of Mobistar to the latter and the Banking, Finance and Insurance Commission, and Mobistar forwarded the statement to Euronext.

The statement is made by AXA SA.

This subsequent statement is made further to the acquisition of shares in Mobistar by AXA SA (on behalf of its subsidiaries).

*On 10 January 2008, based on Mobistar having issued 63,291,752 voting rights relating to its shares (the "Voting Rights") :*

- AXA SA holds (on behalf of its subsidiaries) 5.07 % of the Voting Rights.